Exhibit (a)(1)(iii)

Offer to Purchase

MF GLOBAL LTD.

Offer to Purchase for Cash

Any and All of Its Outstanding

9.00% Convertible Senior Notes due 2038

(CUSIP Nos. 55276YAA4 and G60642AA6)

THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MARCH 23, 2009, UNLESS EXTENDED (SUCH TIME AND DATE, AS THE SAME MAY BE EXTENDED, THE “EXPIRATION TIME”). HOLDERS MUST VALIDLY TENDER THEIR NOTES PRIOR TO THE EXPIRATION TIME TO BE ELIGIBLE TO RECEIVE THE CONSIDERATION. TENDERS OF NOTES MAY BE WITHDRAWN PRIOR TO THE EXPIRATION TIME.

February 24, 2009

To Brokers, Securities Dealers, Commercial Banks, Trust Companies and Other Nominees that are Holders of 9.00% Convertible Senior Notes due 2038

MF Global Ltd, an exempted company incorporated under the laws of Bermuda (the “Company”), is offering to purchase for cash any and all of its outstanding 9.00% Convertible Senior Notes due 2038 (the “Notes”), on the terms and subject to the conditions set forth in its Offer to Purchase dated February 24, 2009 (as the same may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as the same may be amended or supplemented from time to time, the “Letter of Transmittal”), which together constitute the “Offer”. Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The Consideration is an amount, paid in cash, equal to $620 per $1,000 principal amount of the Notes validly tendered. In each case, Holders that validly tender Notes shall receive accrued and unpaid interest up to, but not including, the Payment Date. The “Payment Date” in respect of any Notes that are validly tendered is expected to be one business day after the Expiration Time and is expected to be on or about March 24, 2009. No tenders of Notes submitted after the Expiration Time will be valid.

The Company may, in its sole discretion, waive any of the conditions to the Offer, in whole or in part, at any time and from time to time. Notes that are not tendered and accepted for payment pursuant to the Offer will remain obligations of the Company.

Tendered notes may be withdrawn by the tendering Holders at any time prior to the Expiration Time. After the Expiration Time, tendered Notes may not be withdrawn except under limited circumstances, as further described in the Offer to Purchase. In the event of a termination or withdrawal of the Offer, Notes tendered pursuant to the Offer will be promptly returned to the tendering Holders.

The Company reserves the right to terminate, withdraw or amend the Offer at any time and from time to time, as described in the offer documents. The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and Letter of Transmittal.

We are asking you to contact your clients for whom you hold Notes. For your use and for forwarding to those clients, we are enclosing the copies of the following documents:

1. The Offer to Purchase dated February 24, 2009.

2. The Letter of Transmittal to be used to tender Notes for purchase to be sent to U.S. Bank National Association (the “Depositary” for the Offer). Executed facsimile copies of the Letter of Transmittal may be used to tender Notes for purchase.

3. A printed form of letter which you may send to your clients, with a form provided for obtaining their instructions with regard to the Offer.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. Please note that Holders who wish to be eligible to receive the Consideration, must validly tender Notes prior to 12:00 a.m., New York City time, on March 23, 2009, unless extended or earlier terminated by the Company in its sole discretion. The Offer will expire at 12:00 a.m., New York City time, on March 23, 2009, unless extended or earlier terminated by the Company in its sole discretion.

In order to tender Notes by book-entry transfer to the Depositary’s account at the Depository Trust Company (“DTC”), Holders should execute their tenders through the DTC Automated Tender Offer Program (“ATOP”) by transmitting their acceptances to DTC in accordance with DTC’s ATOP procedures. In order to tender Notes other than by book-entry transfer, a Holder should send or deliver a properly completed and signed Letter of Transmittal, certificates for Notes and any other required documents to the Depositary at its address set forth on the back cover page of the Offer to Purchase. A Holder tendering through ATOP does not need to complete the Letter of Transmittal.

There are no guaranteed delivery provisions provided for by the Company in conjunction with the Offer. Holders must tender their Notes in accordance with the procedures set forth in the Offer to Purchase under the heading “Procedures for Tendering and Withdrawing Notes”.

The Company will not pay any fees or commissions to any dealer, broker or any other person (other than fees to the Dealer Manager and the Information Agent, as described in the Offer to Purchase) for soliciting tenders of the Notes pursuant to the Offer. However, the Company will, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients.

Any inquiries you may have with respect to the Offer should be addressed to the Information Agent or the Dealer Manager for the Offer, at their respective addresses and telephone numbers as set forth on the back cover of the enclosed Offer to Purchase. Additional copies of the enclosed materials may be obtained from the Information Agent at the address and telephone numbers as set forth on the back cover of the enclosed Offer to Purchase.

Neither the management of the Company nor its board of directors, the Dealer Manager, the Depositary, the Information Agent or their respective affiliates make any recommendation to any Holder as to whether to tender any Notes in connection with the Offer. The Company has not authorized any person to make any such recommendation. Holders should carefully evaluate all information in the Offer to Purchase and Letter of Transmittal, consult their own investment and tax advisors, and make their own decisions about whether to tender Notes and, if so, how many Notes to tender.

Very truly yours,

MF GLOBAL LTD.

Enclosures

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF THE COMPANY, THE DEALER MANAGER, THE DEPOSITARY, THE INFORMATION AGENT OR THE TRUSTEE OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

The Offer is not being made to, and the tender of Notes will not be accepted from or on behalf of, Holders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

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